Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

JPMorgan Aviation, Transportation and Industrials Conference

March-08-2016

Confirmation #13632314

JP Morgan

Aviation, Transportation and Industrials Conference

March-08-2016

Confirmation #13632314

Mr. Seth Seifman: Okay, good morning, everyone. I think we’ll get started. Welcome to the JPMorgan Aviation, Transportation and Industrials Conference for 2016. I’m Seth Seifman. I’m the Aerospace and Defense Equity Analyst here at JPMorgan, and we’ll have an aerospace and defense track here today that I’m pretty excited about and I think should be pretty interesting. We have a diverse group of companies - OEMs, suppliers, service providers and distributors from both sides of the industry, aerospace and defense.

And we’re very glad to be able to kick things off this morning with Leidos and with the CFO Jim Reagan, and Kelly Hernandez from IR is here, as well. And Jim is gonna start off and speak about the company for a little while, and then we’ll go into questions. Jim, I’ll throw it over to you.

JPMorgan Aviation, Transportation and Industrials Conference

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Mr. Jim Reagan: Great. Well, thank you, Seth, and thanks, everyone, for joining us this morning. We have a lot to talk about. One thing I’m not gonna talk about is the forward-looking statement slide. I’ll let you read that at your leisure.

Wanted to jump in first to talk about Leidos today, who we are. We are a $5 billion company that’s heavily rooted from over forty years of tradition in science. Originally, the company was known as Science Applications International. We have over 17,000 employees. About two-thirds of our revenue is in a sector we call National Security. This is defense, it’s intelligence. Over 10,000 of our employees possess—excuse me—over 7,800 of our employees possess some kind of special clearance with the government.

The kind of work we do is very diverse in the security sector. It is C4ISR. That’s command, control, communications, it’s surveillance, it’s reconnaissance. We have a significant presence with our intelligence customers there.

We also serve some customers in overseas locations, both US customers as well as we have some international revenue with the Ministry of Defense in the UK. We’ll talk a little bit more about that in a minute. And we also do some work for the defense agencies in Australia.

JPMorgan Aviation, Transportation and Industrials Conference

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The health and engineering sector, which we’ve also heard a lot about—you might have heard a lot about this year, is about a third of our revenue. The big hitters there - Health IT, EHR implementations. We also do some work in the energy sector, energy grid optimization and protection. This is guarding the critical infrastructure that delivers electric power to our customers there. And our customers there, you know, including the healthcare customers, it’s hospitals, it’s large healthcare systems, it’s electric utilities, it’s the energy industry, but we also do some engineering work in—also in the DOD and other government agencies.

The NSS business - again, about 3.5 billion of revenue. One of the key programs that we have as an example of high end science where we integrate as a platform agnostic vendor, we integrate high end solutions across multiple vendors in a single solution with us being, if you will, the single throat to choke for our customer. We have a program called ACTUV. We nickname it active. It is an autonomous surface vessel. It’s almost 100 feet in length. When it’s fully commissioned—it’s being tested now. When it’s fully commissioned, it will operate autonomously for weeks and weeks at a time over the surface, looking for bad guys, looking for bad things under the surface of the ocean.

You can see here in this slide our primary customers. All of the primary—you know, the big four agencies in the intelligence community - Army, Air Force, Navy, Homeland Security. In addition to the ACTUV program, we also have the LCST program I alluded to a moment ago. That is

JPMorgan Aviation, Transportation and Industrials Conference

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where we are modernizing all of the delivery of commodities in the procurement systems for the UK Ministry of Defense. It’s a 10 plus year program, about $2.5 billion. We’re consolidating roughly 36 warehouse facilities and logistics facilities into about six, the largest of which is going to be in Donnington, north of London. We actually have that facility under construction now - automated picking, packing and delivery of all sorts of commodities for them. There’s a significant expansion potential in that program.

Saturn Arch and Desert Owl are two airborne programs - exactly what they do I’m not at liberty to say, but needless to say, it’s an intel program where we’re looking for bad things in bad places using very high end technology integrated into proven airframe designs like the Dash 8 Aircraft.

The NATO Ballistic Missile Defense SCNI program, that’s a systems engineering program we do for NATO out of an office in Hague. We’ve been doing that for decades. And this is early warning scenario planning and implementation for our NATO customer.

In the health and engineering sector, get about a third of the business - this where we have won recently the Defense Health Agency Program called DHMSM, which is the modernization of healthcare records management for all the Department of Defense. So, this spans 16 countries. It goes all the way to a field MASH unit, if you will, all the way through a garrison

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hospital, hospitals in Europe all the way through to all of the DOD hospitals and critical care centers here in the United States. That is a ten plus year program, about $4.5 billion of estimated contract value. We’re just now beginning to see the early revenue on that. It’ll be ramping up very significantly in what we—what I call kind of the camel hump starting in ’17 and ’18 where we’re actually gonna be rolling out and doing change management in over 200 DOD hospitals coast to coast. So, the DHMSM Program is another marquee program for us.

We also provide clinical support and operations management for the National Cancer Institute Research Center up in Frederick, Maryland for the US government. We have a couple of other programs that I’ll mention before I move to the next slide. We do an energy—we have an energy efficiency program for Hawaii Electric, and we also, for a large power conglomerate, we do smart grid as a service. Smart grid as a service is part of our critical infrastructure protection programs that we offer to manage the security systems for large utilities or, you know, any kind of large industrial company.

I won’t dwell too much on the financials that you see by quarter rolling up to what we delivered in 2015. We had a very strong year where we saw an inflection point in the DOD budget starting. We believe that the OCO funded portion of our revenue stream, which is a little under 200 million a year, that’s bottomed out. We feel very strong about where the DOD budget is going, and we’ll talk a little bit more about that later.

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But, delivering nearly $3 a share of non-GAAP EPS—cash flow from operations - we’ve had two very strong years, and we’ve done a really great job of managing the balance sheet of the business by reducing DSO, taking non-value added and non-cash generating assets off the balance sheet and monetizing them, and then also taking distractions away from our operations like a power plant in Plainfield, Massachusetts that we really didn’t want to operate, we took that out and eliminated a drag on our earnings there.

As I mentioned before, we’ve been around for over forty years. Many of our customers we’ve had decade long relationships with - you can see across the DOD, over 40 years. Maryland Procurement Office - we’re not supposed to say who they are, but if you Google it, you’ll see that it has something to do with an intelligence agency in Maryland. We’ve got a 30 year relationship with them. We are their largest IT services provider. We have 20 year relationships with entities like the National Cancer Institute, Department of the Navy.

And we also have new relationships with the UK MOD that we talked about a moment ago. We also—in terms of overseas customers, you see the one at the bottom of the slide here, Stack . That is the, in effect, the customs and immigration agency for the country of Mexico. We do some security equipment work for them. And then, Entergy is one of our energy clients.

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A lot—there’s been a lot of buzz, and I’m sure that a lot of you have questions about a transaction we’ve entered into with Lockheed Martin to purchase their IS and GS services business in a Reverse Morris Transaction. The transaction we believe is transformational. It will give us size, scale, but more importantly, entry points into customers that would take years and years to develop. You see that the—on the prior slide, I talked about customers that we’ve had for decades. For us to be able to enter into this transaction with Lockheed gives us instant entry into customers that Lockheed has had relationships with for many, many years.

Transaction value about $5 billion, including 3.2 billion in Leidos stock based on the value at the date that the deal was signed. The merged company will remain Leidos. The ticker isn’t changing. The CEO and myself will continue on in the new company. There’s a little bit of confusion, though, because the legacy Lockheed Martin shareholders, not Lockheed, but the legacy shareholders, as part of the transaction, will be receiving 50.5 percent of the equity in the new company. And that structure is necessary so that we can keep it tax free to both Lockheed, Lockheed’s shareholders as well as Leidos.

In terms of where we stand on approvals, we’ve filed our Hart-Scott-Rodino filing. That should expire or be extended or something by the 28th of March or so. Right now, we don’t have any indication that there’s any issue there. We’re just waiting to hear something back from them.

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And of course, there is the SEC process involved in both companies preparing an S-4, getting that through SEC comments and approval. We expect closing the transaction after all that is done some time in the second half of 2016.

The combined company gives us a nice balance in the six market areas that you see on this slide. We think of a sweet spot for a given market and how to organize the company each to be at around somewhere between $1.5 to $2 billion. You can see that, in terms of technical services, IT services, we will be a leader in C4 ISR. That is the legacy of Leidos, that—and the new company will have all of its heritage in C4 ISR coming from Leidos.

What you can see in the next block to the right, IS and GS brings us a very, very meaningful position in mission IT, and this is where they’ve had their sweet spot developed over the years. They also bring some significant work in intel, but again, that’s the legacy of Leidos where about three-quarters of the intel business will come from the legacy Leidos business.

Healthcare - both companies bring some non-overlapping but significant presence in healthcare IT. You’ll see that what Lockheed brings to us is significant relationships with the VA and the Centers for Medicare and Medicaid Services. We had a significant relationship with DHA and a—and some work in VA but not as much as Lockheed has. And of course, there’s a commercial health business, also, that has us deploying the same kind of systems that we’re doing for the government, what we’ve been doing for years in the private space.

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Infrastructure and logistics - this is everything from programs like the logistics support, the LCST contract in the UK I talked about, but also airport planning, airport modernization, airport—smart airport integration is another example of the kind of work we do in the logistics area.

And then, lastly, in transportation, the work that IS and GS does in the FAA, that’s a customer that we have no presence in, and we’re very excited about the potential that their presence with FAA gives to us, you know, around modernizing the infrastructure for the next generation of air traffic control, which, again, like I said, we’re very excited about. The work that we do in transportation today is primarily around airports, everything from airport integration to what is called FOD detection, which are systems that recognize foreign debris on the runway. You might remember the tragic crash of the Concord several years ago. That was because of debris on the runway. We have systems that will detect that and enable control towers to divert traffic when there is a sensor that goes off detecting a threat to a landing aircraft.

So, these are the kinds of things that we do, really cool stuff, and we’re all very excited about the combination of IS and GS and Leidos coming in the second half of the year.

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In terms of complementary capabilities, this chart shows you where, in a different way, where Leidos has—considers itself to be strong. Where you can see that we would love to be bulking up are areas where IS and GS gives us a lot of strength in data center consolidation, HR, ERP financial outsourcing and IT operations. Putting the two companies together, you can see, makes us very strong across all of these areas.

In terms of value creation, this business creates the largest or a leading, I should say, a leading government and IT services player with critical domain expertise and high end capabilities. As you saw in the prior chart, the companies are highly complementary in both the customer sets as well as the capabilities that they have. There’ll be significant value derived from synergies on the cost side, which we’ve articulated at a net synergy number of $120 million. The gross number is $240 million.

So, what does that mean? When we talk about gross synergies, we talk about enabling cost reductions from redundancies and other efficiencies of $240 million, $120 million of which, because of the cost plus nature of our contracts, we give that back to the government. But, it’s not just a give-back. It enables us to price ourselves more competitively, win more work and gain a greater share of new bids that are coming down the pipeline.

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The other half of the $240 million represents opportunities to enhance the margin of the business. And we—you know, as we model it, we’re looking in the 2018 timeframe to be at an EBITDA margin run rate of about 9.5 to 10 percent because of these synergies.

We’ve already gotten started on integration planning. The teams are meeting. Within the boundaries that are allowed under the anti trust rules, and we’re getting strong guidance from our lawyers on how far we can go on integration planning, but once we have Hart-Scott approval, we’ll gain more momentum behind that.

The business in terms of our financial profile takes our EBITDA up to about double where it is—where it would be without the transaction. So, it adds about $500 million of incremental EBITDA, improved growth prospects beyond 2017 where we see the inflection point in revenues as a result of now, you know, we’ve got this two year budget deal that we’ll talk about in a few minutes when we sit down for Q&A. Higher margins, earnings growth - all the things that you’d expect out of a powerhouse combination like the one we’re talking about.

So, with that, I can tell you that we’re all very excited at Leidos about the combination with IS and GS. We’re excited about having 2015 as a great year where we’ve optimized the balance sheet, reduced the cost of our business, taken some distractions out of our operations and enabled us to focus on building a great company with this acquisition that we’re talking about.

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With that, I’m gonna sit down and take some questions.

Mr. Seth Seifman: Great. Thanks very much, Jim, and thanks for the presentation. Maybe I’ll start off with a few questions, and then we’ll open it up to the audience, as well, and—okay. Excellent.

I mean, maybe let’s start off, if you could talk a little bit about the evolution of the environment for service contractors, where we are today, you know, where things are headed. It’s been kind of a difficult two years. We’ve had budgets declining, especially on the OCO side. We’ve had a government customer looking to cut cost and adopting, you know, low priced, technically acceptable standards. But, you know, it seems like there’s relief on the budget side. Maybe there’s some relief with regard to profit policies. You’ve got obviously, you know, a new business to integrate. So, maybe talk about the environment now relative to 18 months ago.

Mr. Jim Reagan: Sure. You know, 18 months ago, there was so much political discord, and in some ways, there still is. But, the thing that has changed over the last 12 months is that we’ve come into an election cycle where there wasn’t a whole lot of willingness and there isn’t a whole lot of willingness to hold the budget hostage for political ideology. I think that—and if you look at the temperament with the voting public today, they’re tired of things not getting done, and that was a significant impact when John—before John Boehner left his job, he said he was going to clean out the barn.

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He got a two year budget deal passed, which is the first time in 10 years that we’ve had a two year budget deal. And in fact, I believe it’s the first time in 10 years that we haven’t had to operate under a continuing resolution, which freezes government agencies, it freezes spending, it freezes contractors’ ability to plan forward. Instead, they have historically been operating in these one year cycles.

So, it really is a very positive step for our government customers, and it’s a significant step forward for our industry where we can all together plan much more effectively what the priorities ought to be on a budget perspective.

With regards to LPTA, you know, LPTA was an initiative that was a reaction to severe budget constraints. It is—it’s an appropriate way to contract for a lot of things, particularly commodity based purchases, things that involved something that is development in nature or is more higher end technology, it’s a little bit more difficult to get value out of that.

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And in fact, there are—you know, some agency heads have recently said, and some of our customers have recently pointed almost with pride to the fact that they didn’t jump on the LPTA bandwagon right away, they wanted to see how the pendulum would swing out. And in fact, it has kind of swung back to an equilibrium state where LPTA is used in the right places, but in some cases, again, on higher end kinds of purchases, higher end systems, it doesn’t always make sense. And there are a lot of procurement officials and agencies that are going back to a concept of best value where the lowest price might not be the best value because someone might be low-balling something or they might have missed something in their cost buildup. And so, some agencies are now taking more latitude around that.

Mr. Seth Seifman: And maybe just to go back to something you said in the presentation about fiscal ’17 being the inflection point, which I think is an important thing to emphasize in defense—as we saw, you know, in the budget, fiscal ’16, very strong increase in the budget, especially in the investment account, double digit increase. You know, as we saw the guidance roll out for ’16 this year from a lot of the manufacturing companies, you know, that doesn’t really show up so much in ’16 because there’s a delay between the budgets and the spending and the revenues.

People generally tend to think of service as I think a shorter cycle, but there’s also probably, you know, some degree of delay between the budgets and the contracts and the revenue. So, maybe you can talk about how that rolls out and why you think of—you know, what gives you the visibility into ’17 as the inflection point?

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Mr. Jim Reagan: Yeah, we think of that because, you know, even though there was a budget deal before September 30th, which was, again, somewhat historic, the appropriations bills really didn’t get done until late in the calendar year. And there are even some appropriations in some areas that still have to get done.

The appropriations in our customer sets are all done, and we’re now seeing our customers do more planning using a longer horizon that they—than they had done in the past. Now, in the big investments, you are going to see a longer lag than you would in services because they require more planning. And the sales cycle, the appropriations cycle and obligation cycle for services contracts tends to be, as you’ve noted, shorter in duration.

Mr. Seth Seifman: Right. Okay.

Maybe looking at Leidos itself, it’s been a, you know, a busy I would say 18 months or so - new leadership at the company, yourself and Roger Krone. I guess probably, in a lot of ways, the IS and GS transaction’s one of the biggest things to happen. But, let’s put that aside for a moment, and what are the major accomplishments for you guys in management over the past year, and what are the areas for the legacy business that you’re most focused on right now?

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Mr. Jim Reagan: Well, you know, the accomplishments and the things we’re focused on are actually very similar. And over ’15, we had exited some investments in some assets that were not core to our business. An example is the Plainfield waste to energy plant up in Connecticut that we took over after we built it. We were operating that. It was not profitable for us. We were able to sell that to an entity that understands that business, and they’re doing just fine with it. They’ve turned it around, and we’re happy that that asset’s in better hands now.

We also have had a focus for the last two years in monetizing things off the balance sheet and harvesting some cash. And that’s meant just in the last year a nine day reduction in DSO. It also meant our sale—included the sale of our old headquarters building at Tyson’s Corner, which brought about $70 million on—of cash into the balance sheet and took some real estate investment off. So, we’re, you know, slowly exiting the real estate business, but that was probably the single biggest step we could take.

And then the other thing is there’s going to be a continuous fact of life focus on cost management and cost reduction to enable us to stay competitive in those environments that are LPTA, but also to enhance our profitability in the areas that are fixed price in nature.

Mr. Seth Seifman: And following up on cash flow, how should we think about the cash generation potential of the combined, you know, Leidos IS and GS company? What are the key considerations in terms of swing factors then, you know, moving from net income to cash from ops and level of investment?

JPMorgan Aviation, Transportation and Industrials Conference

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Mr. Jim Reagan: If you think about that is, you know, the two companies in terms of the CapEx requirements are very similar. So, if you take a look at what our CapEx has historically been, double it, you’re probably not—I mean, that’s probably a good guidepost for what the capital requirements of the business are.

The non-cash working capital requirements of the two businesses are pretty similar. There might be some opportunity to harvest some receivables management opportunity off of their balance sheet as we integrate the two businesses’ platforms over the next year and a half or so.

So, in terms of how we convert net income to cash, we had a great year for the last two years of doing more than 100—well over 100 percent of net income into cash, and I think that we’re looking to do the same thing going forward.

Mr. Seth Seifman: Great.

Maybe transitioning over to health, and, you know, as you’ve pointed out, you’d be a major player in healthcare with this acquisition, and so for those of us that tend to be a little bit more

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defense focused, where are the real opportunities in health? Do you see your health business growing much faster than the company overall? And then particularly on the commercial side, are there a lot more growth opportunities there? And what are the underlying trends in the market that give you the opportunity to grow there.

Mr. Jim Reagan: Well, you know, the commercial health business has traditionally been pretty competitive, and as the requirements for implementation of EHRs as a result of the meaningful use requirements that were implemented, you know, six, seven years ago, those have waned. Now there’s an opportunity to do the next phase of improvement in EHR management. Instead of a glorified billing system now, you know, we’re looking at how we can use EHR to improve clinical workflows for physicians and caregivers in hospital and in critical care settings.

The kinds of expertise you need to do that effectively and to make money at it are gonna be resident in the DHMSM program. So, this is where the membrane between commercial health and government health becomes more permeable, right? And we’re looking at moving personnel between the two practices in a way that we haven’t before.

Our health business, both commercial and government, will be a very high growth area for us because of DHMSM and the DHMSM win, which is arguably, if not the largest, one of the largest EHR implementations in our country ever. It gives our commercial business what I call a

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new swagger in the market because now we can go to our commercial customers and talk about the work we’re doing to modernize healthcare—help the DOD DHA modernize healthcare delivery for all of its enlisted and retired members.

Mr. Seth Seifman: And your customers on the commercial side would be mostly hospitals, insurance companies or—?

Mr. Jim Reagan: —Hospitals—not insurance companies as much as it is hospitals and large care organizations. So, you know, you’ve heard that increasingly practices are aggregating large—you know, you can have 2 or 300 doctors in a given practice. Those are candidates. But, really, it’s the large systems like Texas Health Resources, it’s, you know, Enova in Virginia, there—and, you know, large groups of hospitals and delivery organizations are really the core of our customer base.

Mr. Seth Seifman: Right. And your ramp on a DHMSM program gives you more experience and probably, you know, more established track record than most others as we go out over the next—as DHMSM ramps over the next—.

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Mr. Jim Reagan: —Absolutely. And, you know, the other thing that’s important is that we, unlike some of our competitors, we are platform agnostic. So, we work with all of the large software vendors to implement their systems. We go first to the customer, help them decide what the optimal system is. We work with our partners to figure out—to help our customer figure out what the right system is, and then we go in and implement it.

Mr. Seth Seifman: I wonder if we could talk a little bit about security products, which is an important part of the health and engineering business and fairly profitable part of it. Where are the opportunities for growth going forward in security products? Is it more in sort of the stuff you do for ports and truck scanners? Is it more in airports? You know, are there new products required here to keep things competitive, or does the product suite that you have kind of, you know, take you forward for the next few years?

Mr. Jim Reagan: We live in an environment where the threats are increasing every day, and it ranges from things that could be inside of cargo containers that we don’t want to pass through our borders, or it could be people that we don’t want passing through a security checkpoint at—in an automobile or a truck or a bus in one of the border crossings. And those threats just aren’t at our borders. They’re across, you know, across the world.

And the security products business, as you noted, is one of our higher margin areas. The kind of products that we have—we just finished the development of a high speed baggage scanner to be used in airports behind the wall after you’ve checked your bags, and that is a product we are

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getting some interesting traction with. We just had a large product sale at an airport, large airport in Europe. We can’t announce it yet because the customer hasn’t authorized us to. But, we’re definitely seeing increased interest in Western Europe for those kinds of products.

There’s also significant interest in our cargo scanning products where a truck can walk—can drive through one of our units and have a complete end to end x-ray taken of everything in it. The x-ray can be analyzed, detain the cargo for just a matter of minutes before allowing it to pass. This can help us to greatly increase the percentage of cargo that gets scanned because it’s alarming that—the percentage of cargo that gets scanned at our borders is alarmingly low, and that is because of an inability to find cost effective solutions to scan things at a higher rate.

Mr. Seth Seifman: Are things very competitive in that market in security products?

Mr. Jim Reagan: They are, but I would say that the way you compete isn’t necessarily on price, but it is on better technology.

Mr. Seth Seifman: Okay.

Mr. Jim Reagan: And that’s why we’re investing significant R&D in this area to stay ahead of the other guys in the market.

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Mr. Seth Seifman: And it seems like sort of based on the products you have and where we are in the procurement cycle that security products is an area that you’d expect to grow over the next two to three years?

Mr. Jim Reagan: We’re looking forward to grow, absolutely, with keeping our margins relatively stable.

Mr. Seth Seifman: Right.

Mr. Jim Reagan: It’s also significant—one of the interesting things about the security products business is that, once you’ve made the product sale, you have an annuity after that in terms of maintenance. So, we have—I mean, today, we have a significant business in maintaining security products. And we maintain not only the products that we sell, but we maintain the products that our competitors sell because they don’t have the same—some of them don’t have the same geographic breadth and number of people strategy worldwide that we do. And so, we have a—we have a big contract with TSA to maintain baggage screening infrastructure that—some of which we sold them, some of which our competitors have.

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Mr. Seth Seifman: Do you guys ever disclose the split of security products between, you know, what’s called like aftermarket and services versus new—?

Mr. Jim Reagan: —Yeah, that’s a level of detail we don’t provide.

Mr. Seth Seifman: Understood, understood.

Maybe I’ll throw it open quickly to the audience here, see if anyone has any questions. We have one in the front here.

Unidentified Man: Just a quick question - not too long ago, you guys spun off SAIC, and now we’re doing IS and GS. So, just wanted to know [unintelligible] rationale to spin off, and was the route different between SAIC and Leidos?

Mr. Jim Reagan: —No, that’s a great question, and the answer is relatively simple. We—a big piece of the business we spun off in what is now called New SAIC or they call themselves SAIC, that business had a significant piece that was SETA work, systems evaluation, testing assistance, and that had—was called an organizational conflict of interest issue with the piece of the business that’s the science and development part that Leidos retained—so, in order for the total business to continue at the run rate that it was at the customers that we had to split into two to remove the OCI issue.

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IS and GS doesn’t have that, and in fact, IS and GS spun off their SETA business that would represent an OCI conflict for us, they spun that off back in 2010. That company became known as the SI Organization, and is now called VENCOR.

Mr. Seth Seifman: Great.

Any others from the audience? Okay.

Maybe we’ll continue. Thinking about the transaction, we’ve still got, you know, a couple of quarters until it closes, and, you know, the core of any services business is people. And so, how do you focus on making sure that you bring over the people that you need from IS and GS as they kind of, you know, sit in the transition period between being divested from Lockheed and coming over and becoming part of Leidos?

Mr. Jim Reagan: It’s critically important that we communicate frequently and regularly with those employees, again, within the boundaries of making sure that we don’t trip up anything on HSR. But, we have already had meetings with their leadership team, and now we’re in the process of planning over the next couple of weeks some town hall meetings where we’ll address the employee base and have a very well scripted communications outreach program to the IS and GS employees.

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March-08-2016

Confirmation #13632314

Keep in mind that they—they’ve known since last year that they were under this “strategic review.” And that was an unsettling period for those employees. And the ones that I’ve met so far are very excited about the possibility of coming onboard to a business where services is the core of the business and not, you know, 15 percent of the company. And we’re all very excited to have them joining up with us because it’s a phenomenally talented group of people with great corporate discipline, great program management skills and great contractual relationships that’ll be very accretive and additive to our business.

Mr. Seth Seifman: Okay. So, we’re down inside a minute here, but maybe let’s go with, you know, one lightning round question, which would be the DOD seems very focused on, you know, the Silicon Valley initiative that they have, leveraging US technology to enhance the qualitative superiority of the United States military. And, you know, given the position of Leidos and the heritage of Leidos as a technology company, this would seem to be an area where you could play. I know autonomy is a key piece of that, and you mentioned ACTUV. So, maybe can you talk a little bit about how, you know, the opportunity is for Leidos given this focus area for DOD?

JPMorgan Aviation, Transportation and Industrials Conference

March-08-2016

Confirmation #13632314

Mr. Jim Reagan: Well, you know, it is—we are at the root a technology company. And, you know, whether you’re talking about participating meaningfully in cyber warfare, being an integrator, a systems agnostic integrator of various systems to better enable the men and women in the DOD to do their jobs, or whether you’re helping to integrate something as advanced as an autonomous surface vessel to help troll the oceans looking for things that are threats to the safety of people in the ocean, those are the kinds of things that we do, you know, we do well. I think that we’re well positioned.

We’re not a commodity vendor of, you know, what I would disparagingly call butts in seats kinds of things. We, you know, we do high end work that is—it’s very meaningful to our customers, and it’s something that, because of the science rooting of our business as well as the heritage of Lockheed Martin being at the core of IS and GS, I think that it positions us well, not just from a scale perspective, but from a technology perspective.

Mr. Seth Seifman: Great. Well, thanks very much, Jim and Kelly.

Mr. Jim Reagan: Appreciate it.

Mr. Seth Seifman: Thank you.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 1, 2016, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.